[GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco

FOR IMMEDIATE RELEASE

                CORPBANCA: FOURTH QUARTER AND ANNUAL RESULTS 2004


Camilo Morales                                                       Jaime Walls
Planning and Development Manager                                Planning Manager
(56 - 2) 687-8114                                              (56 - 2) 687-8603
cmoraler@corpbanca.cl                                        jwalls@corpbanca.cl

(Santiago, Chile, March 16, 2005) - Corpbanca (Santiago Stock Exchange:
CORPBANCA / NYSE: BCA) today announced its unaudited consolidated financial results for the fourth quarter and annual results for fiscal year 2004, ended December 31, 2004. CORPBANCA posted net income of Ch$50,767 million in 2004, following fourth quarter 2004 net income of Ch$12,800 million. Both results are slightly lower than the corresponding figures in 2003, but the 2004 figures were influenced by the recordation of income tax provisions in 2004 following the full utilization of tax loss carryforwards in June of that year. Excluding the effects of the tax provision, CORPBANCA's net income for 2004 increased by 7.1% over 2003, and by 1.5% in the fourth quarter of 2004 over the fourth quarter of 2003. Loans, net of interbank loans, increased by 13.2% in real terms as of December 31, 2004 as compared to the prior year, outpacing the 11% growth of the Chilean banking sector. CORPBANCA maintained its leadership in the Chilean banking sector in terms of efficiency, reporting a consolidated efficiency index of 39.2% and a non-consolidated efficiency index of 39.8%. The financial results discussed herein are derived from CORPBANCA's unaudited year-end financial statements prepared in accordance with Chilean GAAP.

CORPBANCA Fourth Quarter 2004 Results - Executive Summary

|X| CORPBANCA achieved net income of Ch$50,767 million in 2004, 1.2% below the figure for 2003, due to the fact that it recorded income tax provisions in 2004 following the full utilization of tax loss carryforwards in June of that year. Excluding the effect of the tax provisions, CORPBANCA's net income rose Ch$3,776 million year on year, or by 7.1%. CORPBANCA's net income for fourth quarter 2004 amounted to Ch$12,800 million, 8.3% less than the same period in 2003. However, pretax income for the period rose 1.5% to Ch$15,790 million compared to fourth quarter 2003.

|X| For 2004, CORPBANCA's total loans, net of interbank loans expanded 13.2%, exceeding the 11% growth the Chilean banking sector recorded for the period. This growth improved CORPBANCA's market share in Chile, which rose from 6.4% as of December 31, 2003 to 6.5% as of December 31, 2004.

|X| Return on equity (ROE) at CORPBANCA slid from 17.4% in 2003 to 15.6% in 2004. This decrease was due in part to the increase in CORPBANCA's base capital relating to the capitalization of 50% of 2003 net income and the impact of the recordation of tax provisions following the full utilization of tax loss carryforwards. On a pre-tax basis, ROE would have been 17.6%.

|X| CORPBANCA, still the most efficient bank within its peer group of Chilean banks of comparable size in terms of loan portfolio and markets serviced, posted a consolidated efficiency index (operating expenses over gross margin) of 39.2% and an unconsolidated efficiency index of 39.8% for 2004.

|X| For 2004, CORPBANCA had a risk index (provisions for loan losses over total loans) of 1.7%, which compares favorably to the 2.0% risk index for the Chilean banking sector for 2004 and the 2.1% risk index of CORPBANCA for 2003. In addition, CORPBANCA's Basle Index stood at 14.5% for 2004, which is higher than the average figure for the Chilean banking sector over the period of 13.6%.

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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.1
                              Pone:56 (2) 687 8000

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                                                            CORPBANCA
                                                               Un gran Banco


Results of the Chilean Banking Sector

For 2004, total loans in the Chilean banking sector increased by Ch$3,696,781 million, or 11%, compared to 2003. This growth was the result to a significant degree of credit extended to individuals: sectorwide, consumer loans increased 17.1% while residential mortgages expanded by 18.7%.

Credit quality, meanwhile, recovered in line with the stronger overall economy. Past due loans fell 18.9% year on year, and as of December 31, 2004 accounted for 1.2% of total loans, representing a considerable improvement as compared to the 1.7% recorded in 2003. Coverage of allowances of past due loans rose from 130.9% in 2003 to 165.3% in 2004, while the risk index (provisions for loan losses over loans) over the period improved from 2.1% to 2.0%.

Accumulated Chilean banking sector earnings for 2004 rose 5.2% as compared to 2003, increasing by Ch$32,802 million. Growth came from the Ch$492,133 million increase in net interest revenue, a Ch$31,939 million increase in mark to market investment gains and a Ch$3,166 million increase in net commissions and income from services. The Ch$20,798 million increase in income from investments in other companies is also noteworthy. This growth was partially offset by a decrease of Ch$429,344 million in foreign exchange earnings, a Ch$36,476 million increase in operating expenses, an increase of Ch$27,332 million in price level restatement losses and an increase of Ch$3,861 million pertaining to income tax provisions.

Lower prevailing interest rates in 2004 reduced financing costs for the Chilean banking sector in general and translated into 9.7% less paid in interest by banks in Chile as compared to 2003. But interest earned by the sector also decreased by 3.7%, resulting in a net gain of Ch$4,659 million, equivalent to 0.3%.

In the fourth quarter 2004, net income for the Chilean banking sector decreased Ch$15,467 million compared to 2003, representing a decrease of 9.5%. This decrease was primarily due to a Ch$186,075 million decrease in foreign exchange earnings, a Ch$37,500 decrease in income from mark to market gains, a Ch$13,874 million rise in operating expenses and an increased loss of Ch$17,939 million for price level restatement. This weaker performance could not be entirely offset by the Ch$222,269 million increase in net interest revenue, the Ch$31,655 million increase in other non-operating income and the Ch$5,794 million increase in net commissions from services.

Chilean banking sector profitability, measured in terms of ROE, improved slightly to 16.8% in 2004, as compared to the 16.6% attained in 2003. Driven by the strong rise in net interest revenues, the sector's net interest margin (net interest revenues over interest earning assets) increased from 2.8% for 2003 to 3.6% for 2004.

The Chilean banking sector's efficiency ratio deteriorated from 53.2% in 2003 to 55.8% in 2004, due in part to changes in accounting principles made by the Chilean Superintendencia de Bancos e Instituciones Financieras, or SBIF, which came into effect in January 2004. As a result of these changes, banks in Chile may not include recoveries of previously charged -off loans in the calculation of gross operating margin.

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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.2
                              Pone:56 (2) 687 8000

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                                                            CORPBANCA
                                                               Un gran Banco


CORPBANCA's Results for the Twelve Months Ended December 31, 2004

The following table shows certain information relating to the composition of CORPBANCA's net income for the periods indicated, in millions of Chilean pesos (except percentages):

                                                                                                                   Percentage change
                                                 Twelve months ended   Twelve months ended   Change between 2003   between 2003 and
                                                  December 31, 2003     December 31, 2004     and 2004 periods       2004 periods
                                                  -----------------     -----------------     ----------------     ----------------

Gross Margin(*)                                        134,507               137,453                2,947                 2.2%
Operating expenses                                     (50,855)              (53,838)              (2,983)                5.9%
Provisions for loan losses                             (26,179)              (18,119)               8,060               (30.8%)
Income attributable to investments
   in other companies                                      216                   225                    9                 4.3%
Other non-operating expenses                            (1,891)               (1,988)                 (98)                5.2%
Net loss from price-level restatement                   (2,294)               (6,453)              (4,159)              181.3%
Net income before taxes                                 53,504                57,279                3,776                 7.1%
Income tax provisions                                   (2,127)               (6,512)              (4,385)              206.2%
Net income                                              51,377                50,767                 (609)               (1.2%)

(*) See table below for gross martin components


CORPBANCA posted net income of Ch$50,767 million in 2004, 1.2% lower than its 2003 net income of Ch$51,377 million. This decrease was primarily attributable to the recordation of income tax provisions in 2004 following the full utilization of tax loss carryforwards in June of that year. Accordingly, tax provisions in 2004 increased by Ch$4,385 million over 2003. However, pretax income rose by Ch$3,776 million, or 7.1%, in 2004 compared to 2003.

The following table shows certain information relating to the composition of CORPBANCA's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):

                                                                                                                   Percentage change
                                                 Twelve months ended   Twelve months ended   Change between 2003   between 2003 and
                                                  December 31, 2003     December 31, 2004     and 2004 periods       2004 periods
                                                  -----------------     -----------------     ----------------     ----------------

Net interest revenue                                    97,991               111,927               13,936                14.2%
Fees and income from services, net                      22,535                18,854               (3,681)              (16.3%)
Gains from trading activities, net                      11,513                10,170               (1,343)              (11.7%)
Foreign exchange transactions, net                       9,205                 1,263               (7,943)              (86.3%)
Other operating income, net                             (6,738)               (4,760)               1,978               (29.4%)
Gross margin                                           134,507               137,453                2,947                 2.2%

Net interest revenue, as adjusted (*)                  106,276               115,223                8,947                 8.4%
Foreign Exchange rate earnings, as adjusted (*)            921                (2,034)              (2,954)             (320.9%)

(*) Includes exchange rate earnings derived from forward contracts held by CORPBANCA for hedging purposes


The Ch$2,947 million increase in CORPBANCA's gross margin in 2004 compared to 2003 was mainly due to the Ch$13,936 million, or 14.2%, increase in net interest revenue that stemmed from significant loan portfolio growth. This favorable result was achieved despite lower prevailing interest rates. Net interest revenue, as adjusted, for exchange rate earnings derived from forward contracts held by CORPBANCA for hedging purposes, increased by Ch$8,947 million.

Fees and income from services, net decreased by Ch$3,681 million, due to lower fees from original issuance and refinancing of loans, although 80%, or Ch$2,909 million, of the difference stems from the termination of CORPBANCA's service agreement with the Instituto de Normalizacion Previsional (the Chilean government pension system, or INP) in 2003.

Foreign exchange transactions, net decreased by $7,943 million in response to changes in CORPBANCA's hedging requirements, which involved a diminished use of foreign currency exchange forward contracts given the appreciation of the peso against the U.S. dollar during 2004.


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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.3
                              Pone:56 (2) 687 8000

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                                                            [GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco


The Ch$1,978 million increase from 2003 to 2004 in other operating income, net is primarily the result of a reduction in expenses due to the termination of the INP contract.

It is important to emphasize that due to internal accounting changes, since January 2004 sales force expenses are no longer included under operating expenses and are instead recorded under other operating income, net. Nonetheless, such change had little effect on other operating income, net.

The following table shows certain information relating to the composition of CORPBANCA's operating expenses, in millions of Chilean pesos, for the periods indicated (except percentages):

                                                                                                                   Percentage change
                                                 Twelve months ended   Twelve months ended   Change between 2003   between 2003 and
                                                  December 31, 2003     December 31, 2004     and 2004 periods       2004 periods
                                                  -----------------     -----------------     ----------------     ----------------

Personnel salaries and expenses                        (31,400)              (33,173)              (1,773)                5.6%
Administrative and other expenses                      (14,100)              (15,883)              (1,783)               12.6%
Depreciation and amortization costs                     (5,355)               (4,782)                 573               (10.7%)
Total operating expenses                               (50,855)              (53,838)              (2,983)                5.9%

Even though operating expenses increased 5.9% compared to 2003, which was in line with the growth of the loan portfolio, CORPBANCA posted an efficiency index of 39.2% for 2004, confirming its position as one of the most efficient banks in Chile and the most efficient bank within its peer group (as described above). As part of its strategy of maximizing efficiency, CORPBANCA has been generating economies of scale by expanding its client base, as well as using initiatives such as productivity incentives and performance-based salaries.

Profitability at CORPBANCA, as measured by ROE, decreased from 17.4% in 2003 to 15.6% in 2004. CORPBANCA's increased capital base following the capitalization in 2004 of 50% of the 2003 net income contributed to this difference in profitability levels. In addition, the establishment of tax provisions in 2004 following the full utilization of tax loss carryforwards has an effect on net income. On a pre-tax basis, ROE stood at 17.6%.

Net interest margin (net interest revenue over interest-earning assets(1)), in 2004 stood at 3.8%, which is comparable to the prior year's figure.


CORPBANCA's Results for the Fourth Quarter of 2004

The following table shows certain information relating to the composition of CORPBANCA's net income for the periods indicated, in million of Chilean pesos (except percentages):

                                                                                            Change between       Percentage change
                                                                                         fourth quarter 2003       between fourth
                                             Fourth quarter 2003   Fourth quarter 2004         and 2004        quarter 2003 and 2004
                                             -------------------   -------------------   -------------------   ---------------------

Gross Margin                                         37,334                36,407                 (928)                 -2.5%
Operating expenses                                  (14,004)              (14,861)                (856)                  6.1%
Provisions for loan losses                           (7,822)               (3,314)               4,508                 -57.6%
Income attributable to investments
   in other companies                                    69                    56                  (13)                -19.2%
Other non-operating expenses                           (410)                 (749)                (339)                 82.7%
Net loss from price-level restatement                   396                (1,750)              (2,146)               -541.6%
Net income before taxes                              15,563                15,790                  226                   1.5%
Income tax provisions                                (1,605)               (2,990)              (1,384)                 86.2%
Net income                                           13,958                12,800               (1,158)                 -8.3%

-------------------------
1 Interest Earning Assets: Total Loans plus Financial Investments.

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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.4
                              Pone:56 (2) 687 8000

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                                                            [GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco


Net income for fourth quarter 2004 fell by Ch$1,158 million, or 8.3%, compared to the same period in 2003 despite the Ch$4,508 million reduction in provisions for loan losses, net of recovered loans. In large part, the decrease in net income between the periods was due to the Ch$928 million decrease in gross margin, the Ch$856 million increase in operating expenses, and an increase of Ch$2,146 million in net loss from price-level restatement.

The following table shows certain information relating to the composition of CORPBANCA's gross margin for the periods indicated, in million of Chilean pesos (except percentages):

                                                                                             Change between       Percentage change
                                                                                          fourth quarter 2003      between fourth
                                                Fourth quarter 2003  Fourth quarter 2004        and 2004       quarter 2003 and 2004
                                                -------------------  -------------------  -------------------  ---------------------

Net interest revenue                                 24,620                28,604                3,984                  16.2%
Fee and income from services, net                     6,026                 5,426                 (600)                (10.0%)
Gains from trading activities, net                    4,102                 2,070               (2,032)                (49.5%)
Foreign exchange transactions, net                    2,983                   388               (2,595)                (87.0%)
Other operating income, net                            (397)                  (81)                 316                 (79.6%)
Gross margin                                         37,334                36,407                 (928)                 (2.5%)

Net interest revenue, as adjusted (*)                28,132                30,848                2,715                   9.7%
Foreign exchange rate earnings, as adjusted (*)        (529)               (1,856)              (1,327)                250.5%

(*) Includes exchange rate earnings derived from forward contracts held by CORPBANCA for hedging purposes


CORPBANCA's net interest revenue increased by Ch$3,984 million, or 16.2%, from the fourth quarter of 2003 to the fourth quarter of 2004, offset by a Ch$2,595 million fall in foreign exchange transactions, net and a Ch$2,032 million decrease in gains from trading activities, net. In addition, fees and income from services, net were Ch$600 million lower in the fourth quarter of 2004 compared to the same period in 2003, in part owing to the termination of the INP contract. These factors resulted in a Ch$928 million fall in the gross margin for the fourth quarter 2004 compared to the 2003 period.

The following table shows certain information relating to the composition of CORPBANCA's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):

                                                                                            Change between       Percentage change
                                                                                         fourth quarter 2003       between fourth
                                             Fourth quarter 2003   Fourth quarter 2004         and 2004        quarter 2003 and 2004
                                             -------------------   -------------------   -------------------   ---------------------

Personnel salaries and expenses                      (8,513)               (9,102)                (588)                  6.9%
Administrative and other epxenses                    (3,838)               (4,580)                (741)                 19.3%
Depreciation and amortization costs                  (1,653)               (1,179)                 474                 (28.7%)
Total operating expenses                            (14,004)              (14,861)                (856)                  6.1%


Operating expenses increased by Ch$856 million in the fourth quarter of 2004 compared to the 2003 period, largely due to the Ch$588 million increase in personnel salaries and expenses, and an increase of Ch$741 million in outlays for administrative and other expenses.


CORPBANCA's Business Activity

Loans, net of interbank loans at CORPBANCA expanded by 13.2% in real terms in 2004 to a total of Ch$2,423,646 million as of December 31, 2004. This performance outpaced the Chilean banking sector's 11.0% loan growth for the same period and raised CORPBANCA's market share from 6.4% as of December 31, 2003 to 6.5% as of December 31, 2004.


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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.5
                              Pone:56 (2) 687 8000

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                                                            [GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco


The most dynamic loan growth in 2004 occurred in residential mortgages, which increased 58.8%, consumer loans, which increased 28.3%, and foreign trade loans, which increased 25.0%.

The following table sets forth certain information with respect to CORPBANCA's loan portfolio as of December 31, 2004, in millions of Chilean pesos (except percentages):


                                                                                                 Change from       Percentage change
                                                 As of December 31,    As of December 31,   December 31, 2003 to   from December 31,
                                                        2003                 2004                   2004             2003 to 2004
                                                -------------------   -------------------   --------------------   -----------------
Commercial                                             994,496             1,123,389               128,894               13.0%
Consumer                                               223,580               286,817                63,237               28.3%
Foreign trade                                          142,976               178,662                35,686               25.0%
Mortgages                                              313,220               293,350               (19,869)              (6.3%)
Contingent                                             202,534               196,767                (5,767)              (2.8%)
Leasing contracts                                      157,801               179,009                21,208               13.4%
Factored receivables                                    38,172                60,118                21,946               57.5%
Past due loans                                          26,519                19,643                (6,876)             (25.9%)
Other outstanding loans (*)                             41,529                85,891                44,362              106.8%
Total loans (excluding interbank loans)              2,140,826             2,423,646               282,820               13.2%

(*) Includes overdrafts
Residential mortgages (**)                             110,498               175,523                 65,024              58.8%

(**) Includes traditional mortgages, which are financed by finance bonds (Ch$ 92,437 as of December 31, 2004 and Ch$ 102,602 as of
     December 31, 2003, recorded under Mortages) and flexible mortgages, which are financed by CORPBANCA's own funds
     (Ch$ 83,085 as of December 31, 2004 and Ch$ 7,896 as of December 31, 2003, recorded under Other outstanding loans)



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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.6
                              Pone:56 (2) 687 8000

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                                                            [GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco


The largest loan growth in terms of value was the Ch$128,894 million expansion in commercial loans, followed by the Ch$65,024 million increase in residential mortgages and the Ch$63,237 million rise in consumer loans. Loan growth was achieved due both to the low prevailing interest rates in Chile and to an active marketing campaign at CORPBANCA, geared at selling the most profitable products in the portfolio.

Residential mortgages, as mentioned above, increased by 58.8% over the twelve months to December 2004, and involved sales over the period amounting to Ch$100,952 million, which far exceeded the 18.7% growth in the Chilean banking sector for such products over the period. This performance boosted CORPBANCA's market share of residential mortgages from 1.7% as of December 31, 2003 to 2.3% as of December 31, 2004, and reflects the importance of such business within CORPBANCA's strategy.

CORPBANCA has also expanded its financial investments as part of its strategy to profitably allocate its capital resources. Financial investments increased Ch$51,683 million in 2004, which equates to 11.4% growth in comparison to 2003. Most of these investments were in domestic and foreign instruments that CORPBANCA believes to carry a low level of risk. CORPBANCA has taken measures to control exchange rate risks relating to such investments and their impact on the rate of return.

Despite strong loan portfolio growth, CORPBANCA saw an 8.2% decrease in allowances for loan losses. These factors contributed to the improvement in the risk index from 2.1% as of December 31, 2003 to 1.7% as of December 31, 2004. CORPBANCA's December 31, 2004 risk index also compares favorably with the Chilean banking sector's figure of 2.0% as of that date. The risk index also reflects improvement in the quality of CORPBANCA's credit portfolio, as past due loans decreased by 25.9%, and at the end of the fiscal year accounted for only 0.8% of total loans, compared to 1.2% at the end of 2003.

CORPBANCA's coverage ratio (provisions for loan losses over past due loans) improved from 170.8% as of December 31, 2003 to 211.8% as of December 31, 2004, and compares favorably with the corresponding indicators for the Chilean banking sector of 130.9% and 165.3%, respectively.

                                                            [GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco


CORPBANCA's Sources of Funding

In addition to the capitalization of 50% of 2003 net income and the Bank's solid capital base, the principal sources of financing the growth in interest earning assets were domestic deposits and loans and foreign borrowings.

The following table sets forth certain information with respect to CORPBANCA's sources of funding, in millions of Chilean pesos (except percentages):


                                                                                                 Change from       Percentage change
                                                 As of December 31,    As of December 31,   December 31, 2003 to   from December 31,
                                                       2003                  2004                    2004            2003 to 2004
                                                -------------------   -------------------   --------------------   -----------------
Saving accounts and time deposits                         1,436,639             1,612,278               175,639               12.2%
Current (checking) accounts                                 123,467               130,760                 7,293                5.9%
Banker's drafts and other sight deposits                     98,527               129,388                30,861               31.3%
Mortgage bonds                                              284,722               320,139                35,417               12.4%
Domestic borrowings                                          81,895                57,286               (24,610)             (30.1%)
Foreign borrowings                                          162,928               221,822                58,894               36.1%

Funds in process of settlement                               73,333                89,340                16,007               21.8%
Current (checking) accounts + other sight
deposits(*)                                                 148,661               170,809                22,147               14.9%

(*) Net of funds in process of settlement


As of December 31, 2004, domestic deposits and loans showed and increase of Ch$260,994 million, or 11.8%, compared to December 31, 2003. This growth was largely driven by savings accounts and time deposits, which increased by Ch$175,639 million, or 12.2%, and mortgage bonds, which increased by Ch$35,417 million, or 12.4%. Foreign borrowings increased by Ch$58,894 million, or 36.1%, reflecting robust activity in foreign trade and commercial loans extended in foreign currency.

The Ch$22,147 million (14.98%) increase in current (checking) accounts and banker's drafts and other sight deposits is significant for CORPBANCA as these constitute non-interest bearing liabilities.


CORPBANCA's Shareholders' Equity

As of December 31, 2004, CORPBANCA's total shareholders' equity and reserves stood at US$582 million, which puts CORPBANCA in fourth place in terms of total capitalization among private sector banks in Chile, and represents an 8.2% share of the Chilean banking sector's total capital and reserves. CORPBANCA's capital position has been affected by the capital increase in November 2002 and the capitalization of 50% of its 2003 net income (approximately US$42 million) in early 2004 .

With a December 2004 Basle Index of 14.5%, CORPBANCA is in a favorable position in relation to its peers in the Chilean banking sector.

Finally, CORPBANCA obtained a BBB+ International Rating from Standard & Poor's on September 14, 2004, reaffirming its solid financial position and solvency. This new rating is in addition to the BBB+ rating previously obtained from Fitch.

To the extent that some statements and assumptions contained herein constitute forward-looking statements, such statements are based on the point of view and the assumptions of management, and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implicit in such statements.


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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.7
                              Pone:56 (2) 687 8000

                                                            [GRAPHIC OMITTED]

                                                            CORPBANCA
                                                               Un gran Banco



                                            Consolidated Statements of Income (unaudited)
                             (In millions of Chilean pesos as of December 31, 2004, except percentages)

                                                 Twelve months ended   Twelve months ended                     Change
                                                  December 31, 2003     December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
----------------
Net interest revenue                                    97,990.7             111,926.6             13,935.9              14.2%
Gains from trading activities                           11,513.0              10,169.9             (1,343.1)            (11.7%)
Fees and income from services, net                      22,535.3              18,854.3             (3,681.0)            (16.3%)
Foreign exchange transactions, net                       9,205.4               1,262.5             (7,942.9)            (86.3%)
Other operating income (loss), net                      (6,737.8)             (4,760.2)             1,977.6             (29.4%)
Gross margin                                           134,506.6             137,453.1              2,946.5               2.2%

Personnel salaries and expenses                        (31,399.5)            (33,172.9)            (1,773.4)              5.6%
Administrative and other expenses                      (14,100.2)            (15,883.0)            (1,782.8)             12.6%
Depreciation and amortization                           (5,354.8)             (4,782.0)               572.8             (10.7%)
Total operating expenses                               (50,854.5)            (53,837.9)            (2,983.4)              5.9%

Net operating income                                    83,652.1              83,615.2                (36.9)             (0.0%)

Provisions for loan losses (*)                         (26,179.2)            (18,119.4)             8,059.8             (30.8%)

Operating income                                        57,472.9              65,495.8              8,022.9              14.0%

OTHER INCOME AND EXPENSES
-------------------------
Non-operating income                                     2,373.9               2,753.5                379.6              16.0%
Non-operating expenses                                  (4,264.7)             (4,741.9)              (477.2)             11.2%
Income attributable to investments in other
companies                                                  215.7                 225.0                  9.3               4.3%
Price level restatement                                 (2,294.3)             (6,453.1)            (4,158.8)            181.3%
Total other income and expenses                         (3,969.4)             (8,216.5)            (4,247.1)            107.0%

Income before income taxes                              53,503.5              57,279.3              3,775.8               7.1%

Income taxes                                            (2,126.9)             (6,512.0)            (4,385.1)            206.2%
Income after income taxes                               51,376.6              50,767.3               (609.3)             (1.2%)

Minority interest
Net income                                              51,376.6              50,767.3               (609.3)             (1.2%)



(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans



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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.8
                              Pone:56 (2) 687 8000

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                                                            CORPBANCA
                                                               Un gran Banco


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

                                            Consolidated Statements of Income (unaudited)
                             (In millions of Chilean pesos as of December 31, 2004, except percentages)


                                             Fourth quarter 2003   Fourth quarter 2004                      Change
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
----------------
Net interest revenue                                    24,620.1              28,603.8              3,983.7              16.2%
Gains from trading activities                            4,101.8               2,070.1             (2,031.7)            (49.5%)
Fees and income from services, net                       6,026.4               5,426.0               (600.4)            (10.0%)
Foreign exchange transactions, net                       2,982.8                 387.7             (2,595.1)            (87.0%)
Other operating income (loss), net                        (396.6)                (81.0)               315.6             (79.6%)
Gross margin                                            37,334.3              36,406.6               (927.7)             (2.5%)

Personnel salaries and expenses                         (8,513.4)             (9,101.9)              (588.5)              6.9%
Administrative and other expenses                       (3,838.2)             (4,579.6)              (741.4)             19.3%
Depreciation and amortization                           (1,652.9)             (1,179.0)               473.9             (28.7%)
Total operating expenses                               (14,004.5)            (14,860.5)              (856.0)              6.1%

Net operating income                                    23,329.9              21,546.1             (1,783.8)             (7.6%)

Provisions for loan losses (*)                          (7,822.3)             (3,314.1)             4,508.2             (57.6%)

Operating income                                        15,507.5              18,232.0              2,724.5              17.6%

OTHER INCOME AND EXPENSES
-------------------------
Non-operating income                                       763.1                 684.8                (78.3)            (10.3%)
Non-operating expenses                                  (1,172.8)             (1,433.4)              (260.6)             22.2%
Income attributable to investments in other
companies                                                   69.0                  55.8                (13.2)            (19.2%)
Price level restatement                                    396.3              (1,749.7)            (2,146.0)           (541.6%)
Total other income and expenses                             55.5              (2,442.5)            (2,498.0)          (4499.1%)

Income before income taxes                              15,563.0              15,789.5                226.5               1.5%

Income taxes                                            (1,605.3)             (2,989.6)            (1,384.3)             86.2%
Income after income taxes                               13,957.8              12,799.9             (1,157.9)             (8.3%)

Minority interest
Net income                                              13,957.8              12,799.9             (1,157.9)             (8.3%)



(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans



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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                     P.9
                              Pone:56 (2) 687 8000

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                                                            CORPBANCA
                                                               Un gran Banco

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

                                                                  As of December 31,       As of December 31,
                    Selected Performance Ratios                    2003 or for the          2004 or for the
                                                                  twelve months then       twelve months then
                                                                        ended                    ended
---------------------------------------------------------------------------------------------------------------
Solvency indicators
Basle index                                                                14.8%                      14.5%
Shareholders' equity/Total assets                                          10.4%                      10.2%
Shareholders' equity/Total liabilities                                     11.8%                      11.5%

Credit quality ratios
Risk index(1)                                                               2.1%                       1.7%
Past due loans/Total loans                                                  1.2%                       0.8%
Allowances/Total loans                                                      2.1%                       1.7%
Allowances/Past due loans                                                 170.8%                     211.8%
Provisions for loan losses/Total loans                                      1.2%                       0.7%
Provisions for loan losses/Gross margin                                    19.5%                      13.2%
Provisions for loan losses/Net income                                      51.0%                      35.7%

Profitability ratios
Net interest revenue/Interest-earning assets(2)                             3.8%                       3.8%
Net interest revenue, as adjusted(3)/Interest-earning assets(2)             4.1%                       3.8%
Gross margin/Total assets                                                   0.4%                       0.4%
Provisions and charge-off expenses/Total assets                             0.9%                       0.6%
ROA, over total assets                                                      1.8%                       1.6%
ROA, over interest-earning assets(2)                                        2.0%                       1.7%
ROE                                                                        17.4%                      15.6%
Earnings from subsidiares/Investment in subsidiaries                       15.1%                      13.5%

Efficiency ratios
Operating expenses/Total assets                                             1.8%                       1.7%
Operating expenses/Total loans                                              2.4%                       2.2%
Operating expenses/Gross margin                                            37.8%                      39.2%

Earnings
Earnings per share (Chilean pesos per share)                              0.226                      0.224
Earnings per ADR (U.S. dollars per ADR)                                   1.889                      1.998


(1)  Net risk index considers total loan loss allowances
(2)  Interest-earning assets:  Total loans and financial investments
(3)  Includes exchange rate earnings from the forward contracts




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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                    P.10
                              Pone:56 (2) 687 8000
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                                                            CORPBANCA
                                                               Un gran Banco

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


                         Selected Performance Ratios                Fourth quarter 2003         Fourth quarter 2004
--------------------------------------------------------------------------------------------------------------------


Credit quality ratios
Provisions for loan losses/Total loans                                      1.5%                       0.5%
Provisions for loan losses/Gross margin                                    21.0%                       9.1%
Provisions for loan losses/Net income                                      56.0%                      25.9%

Profitability ratios
Net interest revenue/Interest-earning assets(1)                             3.8%                       3.9%
Gross margin/Total assets                                                   5.2%                       4.5%
Provisions and charge-off expenses/Total assets                             1.1%                       0.4%
ROA, over total assets                                                      2.0%                       1.6%
ROA, over interest-earning assets(1)                                        2.1%                       1.7%
ROE                                                                        18.9%                      15.7%
Earnings from subsidiaries/Investment in subsidiaries                      19.3%                      13.4%

Efficiency ratios
Oper. Expenses/Total assets                                                 2.0%                       1.9%
Oper. Expenses/Total loans                                                  2.6%                       2.4%
Oper. Expenses/Gross operating margin                                      37.5%                      40.8%

(1) Interest-earning assets:  Total loans and financial investments



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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                    P.11
                              Pone:56 (2) 687 8000
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                                                            CORPBANCA
                                                               Un gran Banco


                                                 Consolidated Balance Sheets (unaudited)
                              (in millions of Chilean pesos as of December 31, 2004, except percentages)


                                                  As of December 31,        As of December 31,
                                                         2003                      2004                  Change
--------------------------------------------------------------------------------------------------------------------------------

ASSETS

Cash and due from banks                               118,157.6                 158,602.1             40,444.5          34.2%
Loans, net                                          2,095,517.9               2,382,035.4            286,517.5          13.7%
Loans to financial institutions                        4,100.00                  20,003.3             15,903.3         387.9%
Securities trading                                     18,363.9                  34,264.5              5,900.6          32.1%
Investments                                           483,415.1                 512,763.1             29,348.0           6.1%
Other assets                                          102,922.5                  70,536.9            (32,385.6)        (31.5%)
Fixed assets                                           33,849.9                  33,378.8               (471.1)         (1.4%)

Total assets                                        2,856,326.9               3,201,584.1            345,257.2          12.1%


Liabilities
Current (checking) accounts                           123,467.1                 130,760.3              7,293.2           5.9%
Savings accounts and time deposits                  2,085,801.4               2,339,502.5            253,701.1          12.2%
Subordinated bonds                                     48,502.2                  46,289.8             (2,212.4)         (4.6%)
Borrowings from domestic financial institutions        81,895.4                  57,285.5            (24,609.9)        (30.1%)
Foreign borrowings                                    162,928.2                 221,822.3             58,894.1          36.1%
Other borrowings                                        6,237.5                  29,527.9             23,290.4         373.4%

Total Liabilities                                   2,508,831.8               2,825,188.3            316,356.5          12.6%

Shareholders' equity                                  347,495.1                 376,395.8             28,900.7           8.3%

Total liabilities and shareholders' equity          2,856,326.9               3,201,584.1            345,257.2          12.1%


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www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                    P.12
                              Pone:56 (2) 687 8000